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                              July 6, 2021

       Chris Chang Yu
       Chairman of the Board of Directors and Chief Executive Officer AnPac Bio-Medical Science Co., Ltd.
       801 Bixing Street, Bihu County
       Lishui, Zhejiang Province 323006
       The People   s Republic of China

                                                        Re: AnPac Bio-Medical
Science Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 30,
2021
                                                            File No. 001-39137

       Dear Mr. Yu:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Exhibits

   1. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting
after the end of the transition period that allows these omissions.
                                                        Please amend the filing
to provide revised certifications that include the required
                                                        information. You may
file an abbreviated amendment that is limited to the cover page, explanatory note,
signature page, and paragraphs 1, 2, 4 and 5 of the certifications. Please ensure that the revised
certifications refer to the Form 20-F/A and are currently
                                                        dated. Refer to
Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chris Chang Yu
AnPac Bio-Medical Science Co., Ltd.
July 6, 2021
Page 2

       You may contact Li Xiao at (202) 551-4391 or Ibolya Ignat at (202) 551-3636 with any questions.



FirstName LastNameChris Chang Yu                         Sincerely,
Comapany NameAnPac Bio-Medical Science Co., Ltd.
                                                         Division of
Corporation Finance
July 6, 2021 Page 2                                      Office of Life
Sciences
FirstName LastName